Exhibit 99.1

F-1

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in USD thousands)

	As of December 31	As of June 30
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$99,848	$43,153
Restricted cash	121,862	141,942
Accounts receivable, net of allowances for doubtful accounts of $7,638 and $4,491, as of December 31,2014 and June 30, 2015, respectively	125,743	89,826
Inventories	357,361	277,658
Advances to suppliers-current, net	27,494	44,566
Amounts due from related parties	452	101
Value added tax recoverable	30,514	24,355
Income tax recoverable	1,247	1,705
Prepaid expenses and other current assets	44,252	53,351
Project assets	37,040	53,651
Deferred convertible notes issuance costs-current	661	302
Derivative assets	1,688	1,577
Deferred tax assets-current, net	11,369	4,496
Total current assets	859,531	736,683

Property, plant and equipment, net	750,298	705,256
Prepaid land use right, net	39,574	40,151
Deferred tax assets-non-current, net	8,462	15,886
Deferred convertible notes issuance costs-non-current	138	-
Advances for purchases of property, plant and equipment, net	1,756	169
Deferred project costs	-	20,874
Other long-lived assets	9,249	6,248
Total assets	$1,669,008	$1,525,267

See notes to unaudited consolidated financial statements

F-2

RENESOLA LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in USD thousands)

	As of December 31	As of June 30,
	2014	2015
LIABILITIES AND SHAREHOLERS' EQUITY
Current liabilities:
Convertible notes payable, current portion	$-	$62,190
Short-term borrowings	654,675	653,627
Accounts payable	461,499	405,881
Advances from customers-current	84,412	32,656
Amounts due to related parties	7,570	6,392
Other current liabilities	126,624	113,187
Income tax payable	122	125
Derivative liabilities	-	4,747
Warrant liability	1,890	1,050
Total current liabilities	1,336,792	1,279,855

Convertible notes payable-non-current	94,599	-
Long-term borrowings	43,452	41,117
Advances from customers-non-current	936	1,191
Deferred project revenue	-	26,054
Warranty	31,778	36,185
Deferred subsidies and other	25,347	24,744
Other long-term liabilities	948	972
Total liabilities	1,533,852	1,410,118
Commitments and contingencies (see Note 13)
Shareholders' equity
Common shares (no par value; 500,000,000 shares authorized at December 31, 2014 and June 30, 2015; 204,846,064 shares issued and 203,777,464 shares outstanding at December 31, 2014; 204,946,064 shares issued and 204,627,464 shares outstanding at June 30, 2015)	476,766	478,391
Additional paid-in capital	7,512	7,248
Accumulated deficit	(430,202)	(450,530)
Accumulated other comprehensive income	81,080	80,040
Total equity attributable to ReneSola Ltd	135,156	115,149
Noncontrolling interest	-	-
Total equity	135,156	115,149
Total liabilities and equity	$1,669,008	$1,525,267

See notes to unaudited consolidated financial statements

F-3

RENESOLA LTD

UNAUDITED CONSOLIDATED INCOME STATEMENTS

(Amounts expressed in USD thousands, except number of shares and per share data)

	For the six months ended June 30,
	2014	2015
Net revenues:
Product sales	$798,109	$612,505
Product sales – related party	2,736	-
Processing services	3,963	4,899
Total net revenues	802,072	617,404
Cost of revenues:
Product sales	698,087	533,194
Product sales – related party	2,559	-
Processing services	3,062	3,145
Total cost of revenues	701,149	536,339
Gross profit	100,923	81,065
Operating expenses (income):
Sales and marketing	44,989	39,969
General and administrative	33,731	29,254
Research and development	25,698	24,584
Other operating income	(5,359)	(13,705)
Total operating expenses	99,059	80,102
Income from operations	1,864	963
Non-operating expenses (income):
Interest income	(2,501)	(1,675)
Interest expense	24,528	22,019
Foreign exchange losses (gains)	(187)	9,889
(Gains) losses on derivatives, net	518	4,252
Gain on disposal of subsidiaries	(2,615)	-
Gains on repurchase of convertible bonds	-	(11,803)
Fair value change of warrant liability	(2,048)	(841)
Loss before income tax, noncontrolling interests	(15,831)	(20,878)
Income tax benefit	1,997	550
Net loss	(13,834)	(20,328)
Less: net loss attributed to noncontrolling interests	(4)	-
Net loss attributed to ReneSola Ltd	$(13,830)	$(20,328)
Loss per share
Basic	$(0.07)	$(0.10)
Diluted	$(0.07)	$(0.10)
Weighted average number of shares used in computing loss per share
Basic	203,370,722	204,275,041
Diluted	203,370,722	204,275,041

See notes to unaudited consolidated financial statements

F-4

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in USD thousands)

	For the six months ended June 30,
	2014	2015
Net loss	$(13,834)	$(20,328)
Other comprehensive income(loss):
Foreign currency translation adjustment (net of tax of nil)	646	(1,040)
Other comprehensive income(loss)	646	(1,040)
Comprehensive loss	(13,188)	(21,368)
Less: comprehensive loss attributable to non-controlling interest	(4)	-
Comprehensive loss attributable to ReneSola Ltd	$(13,184)	$(21,368)

See notes to unaudited consolidated financial statements

F-5

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts expressed in USD thousands, except number of shares)

	Common shares		Additional paid-in	Retained earnings (accumulated	Accumulated other comprehensive	Equity (Deficit) attributable to ReneSola	Non controlling	Total Equity
	Shares	Amount	capital	deficit)	income	Ltd	interest	(Deficit)

Balance at January 1,2014	203,367,464	$475,816	$5,950	$(396,572)	$83,614	$168,808	$209	$169,017

Net loss	-	-	-	(13,830)	-	(13,830)	(4)	(13,834)
Other comprehensive income, net of tax	-	-	-	-	646	646	-	646
Share-based compensation	-	-	1,445	-	-	1,445	-	1,445
Shares exercised by employee	284,632	625	(404)	-	-	221	-	221
Repurchase from noncontrolling interest	-	-	-	-	-	-	(205)	(205)
Balance at June 30, 2014	203,652,096	$476,441	$6,991	$(410,402)	$84,260	$157,290	$-	$157,290

Balance at January 1,2015	203,777,464	$476,766	$7,512	$(430,202)	$81,080	$135,156	$-	$135,156
Net loss	-	-	-	(20,328)	-	(20,328)	-	(20,328)
Other comprehensive loss, net of tax	-	-	-	-	(1,040)	(1,040)	-	(1,040)
Share-based compensation	-	-	791	-	-	791	-	791
Shares exercised by employee	850,000	1,625	(1,055)	-	-	570	-	570

Balance at June 30, 2015	204,627,464	$478,391	$7,248	$(450,530)	$80,040	$115,149	$-	$115,149

See notes to unaudited consolidated financial statements

F-6

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in USD thousands)

	Six months ended June 30,
	2014	2015
Operating activities:
Net loss	$(13,834)	$(20,328)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Inventory write-down	799	640
Depreciation and amortization	45,370	46,601
Amortization of deferred convertible notes issuance costs and premium	392	254
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	5,197	(1,277)
Losses on derivatives	518	4,252
Share-based compensation	1,041	791
(Gain) loss on disposal of long-lived assets	1,255	(4)
Gain on disposal of subsidiaries	(2,615)	-
Gain on disposal of land use right	(573)	-
Fair value change of warrant liability	(2,048)	(841)
Gain from settlement of certain payables	-	(6,258)
Gain on repurchase of convertible notes	-	(11,803)

Changes in assets and liabilities:
Accounts receivable	18,642	30,133
Inventories	(34,540)	45,767
Advances to suppliers	4,141	(16,375)
Amounts due from related parties	(5,683)	(3,828)
Value added tax recoverable	8,018	5,406
Prepaid expenses and other current assets	3,727	(8,745)
Prepaid land use right, net	1,741	(535)
Accounts payable	(133,608)	(49,389)
Advances from customers	(58,659)	(47,927)
Income tax payables	(4,670)	(475)
Other current liabilities	10,922	124
Deferred project revenue	-	26,054
Other long-term liabilities	(3,626)	(620)
Other long-term assets	-	(2,727)
Accrued warranty expense	5,076	4,406
Deferred tax assets	(1,217)	(1,145)
Project assets	1,369	8,092
Deferred project costs	-	(20,874)
Net cash used in operating activities	(152,865)	(20,631)

See notes to unaudited consolidated financial statements

F-7

RENESOLA LTD

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts expressed in USD thousands)

	Six months ended June 30,
	2014	2015
Investing activities:
Purchases of property, plant and equipment	(39,330)	(1,661)
Advances for purchases of property, plant and equipment	(2,446)	(103)
Cash received from government subsidy	11,762	-
Proceeds from disposal of property, plant and equipment	41	25
Changes in restricted cash	95,669	(20,095)
Net cash received (paid) on settlement of derivatives	(901)	606
Proceeds from disposal of subsidiaries	18,473	-
Net cash provided by (used in) investing activities	83,268	(21,228)
Financing activities:
Proceeds from bank borrowings	543,197	475,612
Proceeds from RPT	-	3,000
Repayment of bank borrowings	(508,886)	(473,566)
Proceeds from exercise of stock options	624	221
Paid for repurchase of convertible notes	-	(20,364)
Net cash provided by (used in) financing activities	34,935	(15,097)
Effect of exchange rate changes	6,016	261
Net decrease in cash and cash equivalents	(28,646)	(56,695)
Cash and cash equivalents, beginning of year	86,773	99,848
Cash and cash equivalents, end of year	58,127	43,153
Supplemental schedule of non-cash transactions
Payables for purchase of property, plant and equipment	21,311	8,877
Bank notes, included in accounts receivable, used to purchase equipment	5,965	8,220
Supplemental disclosure of cash flow information
Interest paid	24,643	22,498
Income tax paid	3,484	-

See notes to consolidated financial statements

F-8

RENESOLA LTD

(Amounts expressed in USD thousands, except share, per share data or stated otherwise)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. ReneSola Ltd and its subsidiaries (collectively the “Company”) are engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (PV) cells and modules. From 2014, the Company began entering into arrangements to develop commercial solar power systems, or solar power projects, which consists primarily of solar power project development, engineering, procurement and construction ("EPC") services. On January 29, 2008, the Company became listed on the New York Stock Exchange (NYSE) in the United States.

The following table lists all newly established subsidiaries of the Company for the six months ended June 30, 2015:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership
Kuancheng Yingchuang Photovoltaic Energy Co., Ltd. ("Renesola Kuancheng")	January 4, 2015	People’s Republic of China ("PRC")	100%
Yangcheng Bosheng Photovoltaic Energy Co., Ltd. (“ReneSola Yangcheng”)	January 8, 2015	PRC	100%
Anhui Lvying Photovoltaic Energy Co., Ltd. (“ReneSola Anhui”)	January 14, 2015	PRC	100%
Zhejiang Kelang Investment Co., Ltd. ("ReneSola Kelang")	February 2, 2015	PRC	100%
Poyang Kangsheng Photovoltaic Energy Co., Ltd. ("ReneSola Poyang”)	April 1, 2015	PRC	100%
Heilongjiang Jiusan Nongken Shengchuang Photovoltaic Energy Co., Ltd. (“ReneSola Jiusan”)	April 1, 2015	PRC	100%
Carlam Hill Farm Solar Park North Limited (“Solar Park North”)	April 1,2015	United Kingdom ("UK")	100%
Carlam Hill Farm Solar Park South Limited (“Solar Park South”)	April 2,2015	UK	100%
Bransholme Solar C.I.C (“Bransholme”)	June 18,2015	UK	100%
Carlam Hill Education C.I.C (“Carlam Hill Education”)	June 18, 2015	UK	100%

F-9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is responsible for these unaudited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position as of June 30, 2015 and operating results for the six months ended June 30, 2015. The Company prepared these financial statements following the requirements of the U.S. Securities and Exchange Commission (the “SEC”) for interim reporting. As permitted under those rules, the Company condensed or omitted certain footnotes or other financial information that are normally required by US GAAP for annual financial statements. These financial statements should be read in combination with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company's ability to generate cash flows from operations, and the Company's ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The following factors raise substantial doubt about the Company's ability to continue as a going concern for the foreseeable future.

•	For the year ended December 31, 2014, the Company incurred a net loss of $33,634 and negative operating cash flows of $121,689. For the six months period ended June 30, 2015, the Company incurred a net loss of $20,328 and negative operating cash flows of $20,631.

•	As of June 30, 2015, the Company’s current liabilities exceeded current assets by $543,172. While the Company had cash and cash equivalents of $43,153, it had short-term bank borrowings of $653,627 all due within one year and among which the current portion of long-term debt amounting to $17,043, which is not expected to be renewed.

•	Furthermore, there is a put option held by the Company’s convertible senior note holders, whereby on March 15, 2016, they may require the Company to repurchase for cash all or any portion of the convertible senior notes at a price equal to 100% of the principal amount of the convertible senior notes plus any accrued and unpaid interest. As of June 30, 2015, the Company’s convertible senior notes payable balance was $62,190.

However, the Company regards the going concern assumption as appropriate considering the following plans and actions:

•	The Company has performed a review of its cash flow forecast through September 30, 2016. The Company believes that its operating cash flow in the forecasted period will be positive. Management believes the forecast is based on reasonable assumptions including: i) the sales wafers and modules will remain stable, while the cost to produce such modules and wafers is estimated to be marginally lower through the forecasted period, as a result of certain technology improvements and continuous cost control effectiveness; and ii) management expects the solar project business to generate positive cash inflow during the forecasted period.

•	While there can be no assurance that the Company will be able to refinance its short-term bank borrowings as they become due, historically, the Company has rolled over or obtained replacement borrowings from existing credit for most of its short-term bank loans upon the maturity date of the loans. As of July 31, 2015, the Company successfully rolled-over $285.7 million short-term borrowings outstanding as of December 31, 2014 and has assumed it will continue to be able to do so.

•	As of July 31, 2015, the Company has unused lines of credit of $110.7 million of which $61.7 million is related to trade financing. Based on the Company’s historical experience, trade facilities funding request will be approved in the normal course provided that the Company submits the required supporting documentation and the amount is within the credit limit granted.

•	In the first half of 2015, the Company executed sales agreements in connection with the transfer of 13.5 megawatts (“MW”) and completed sales of 6.4MW of utilities scale projects in United Kingdom. As of July 31, 2015, the Company completed the construction and connection of additional 51.1MW utilities scale projects in the United Kingdom, out of which 34.6MW project was sold in August 2015. This is estimated to generate positive cash inflow in the forecasted period.

F-10

Based on the above factors, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations, other liabilities and commitments as they become due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual amounts could differ from those estimates.

Revenue recognition

The Company accounts for the project assets following ASC 360, Accounting for Sales of Real Estate. Under the provisions of real estate accounting, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer.

For sales agreements that have conditional repurchase clauses if certain events occur, such as not achieving commercial operation of the project within a certain timeframe, we will not recognize revenue on such sales agreements until the conditional repurchase clauses are of no further force or effect and all other necessary revenue recognition criteria have been met.

The Company has recognized $nil and $12.4 million from sales of project assets for the six months ended June 30, 2014 and 2015, respectively.

Deferred project costs

Deferred project costs was nil and $20.9 million at December 31, 2014 and June 30, 2015, respectively, and represented costs that are capitalized as project assets for arrangements that are accounted for as real estate transactions after the Company has entered into a definitive sales arrangement, but before the sale is completed or before we have met all criteria to recognize the sale as revenue. We classify deferred project costs as noncurrent if completion of the sale and the meeting of all revenue recognition criteria are not expected within the next 12 months.

Deferred project revenue

Deferred project revenue was nil and $26.1 million at December 31, 2014 and June 30, 2015, respectively, and represented customer payments received or customer billings made under the terms of solar power project related sales contracts for which all revenue recognition criteria for real estate transactions have not yet been met. The associated solar power project related costs are included as deferred project costs. The Company classifies such amounts as current or noncurrent depending on when all revenue recognition criteria are expected to be met, consistent with the classification of the associated deferred project costs.

F-11

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in International Financial Reporting Standards ("IFRSs"), under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect the adoption of ASU 2015-03 to have a significant impact on our financial statement disclosures.

In July, 2015, the FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. Subsequent measurement is unchanged for inventory measured using last-in, first-out (LIFO) or the retail inventory method. For public business entities, ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is still in the process of assessing the potential financial impact to the Company.

4. ALLOWANCES FOR DOUBTFUL RECEIVABLES AND ADVANCES

Allowances for doubtful receivables are comprised of allowances for accounts receivable and allowances for other receivables. The Company establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers.

F-12

Analysis of allowances for accounts receivable is as follows:

	At December 31, 2014	At June 30, 2015
Beginning of the period	$4,870	$7,638
Allowances (reversal) made during the period	5,436	(1,809)
Write off	(2,371)	(1,318)
Foreign exchange effect	(297)	(20)
Closing balance	$7,638	$4,491

Analysis of allowances for other receivables is as follows:

	At December 31, 2014	At June 30, 2015
Beginning of the period	$8,905	$9,131
Allowances (reversal) made during the period	235	(235)
Write off	-	(3)
Foreign exchange effect	(9)	2
Closing balance	$9,131	$8,895

Analysis of allowances for advances for purchases of property, plant and equipment is as follows:

	At December 31, 2014	At June 30, 2015
Beginning of the period	$1,306	$1,286
Allowances made during the period	13	761
Foreign exchange effect	(33)	-
Closing balance	$1,286	$2,047

Analysis of allowances for advances to suppliers is as follows:

	At December 31, 2014	At June 30, 2015
Beginning of the period	$4,443	$4,460
Allowances made during the period	26	6
Foreign exchange effect	(9)	2
Closing balance	$4,460	$4,468

5. INVENTORIES

	At December 31, 2014	At June 30, 2015
Raw materials	$91,045	$32,657
Work-in-process	39,938	35,027
Finished goods	226,378	209,974
Total inventories	$357,361	$277,658

For the six months ended June 30, 2014 and 2015, inventory was written down by$799 and $640 respectively, to reflect the lower of cost or market.

F-13

6. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1-Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2-Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3-Unobservable inputs to the valuation methodology those are significant to the measurement of fair value of assets or liabilities.

Assets and liabilities carried at fair value as of June 30, 2015 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring basis

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	As of June 30, 2015
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,577	-	1,577	-
Cross currency forward exchange contracts -recorded as derivative liabilities	(4,747)	-	(4,747)	-
Warrant liability	(1,050)	-	(1,050)	-
	$(4,220)	-	$(4,220)	-

	As of December 31, 2014
	Fair Value Measurements at Reporting Date Using
	Total Fair Value and Carrying Value on the Balance Sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cross currency forward exchange contracts -recorded as derivative assets	1,688	-	1,688	-
Cross currency forward exchange contracts -recorded as derivative liabilities	-		-
Warrant liability	(1,890)	-	(1,890)	-
	$(202)	$-	$(202)	$-

Derivatives-The Company's use of derivatives primarily consists of foreign currency forward contracts. As quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. These fair value measurements are classified as level 2.

Warrant liability-The fair value of the warrant liability (see Footnote 9) was determined using the Monte Carlo Model, with certain inputs significant to the valuation methodology classified as level 2.

F-14

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accounts due to and from related parties, and short-term borrowings are carried at cost on the consolidated balance sheets and the carrying amount approximates their fair value because of the short-term nature of these financial instruments.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2014 and June 30, 2015 was $94.6 million and $62.2 million, respectively. The estimated fair value of those debts was $56.0 million and $46.7 million, respectively, as of December 31, 2014 and June 30, 2015. The fair value was measured based on observable market quotes and is therefore considered a level 1 fair value measurement.

The Company’s long-term bank borrowing consists of floating rate loans that are reset annually. The carrying amount of long-term borrowings (including the current portions) was $73.3 million and $58.2 million of December 31, 2014 and June 30, 2015, respectively. The estimated fair value of long-term borrowings (including the current portions) was $71.8 million and $57.2 million as of December 31, 2014 and June 30, 2015, respectively. The fair value is measured using discounted cash flow technique based on current rates for comparable loans on the respective valuation date and it therefore considered a level 2 input.

7. INCOME TAXES

The effective tax rate is based on expected income (loss), statutory tax rates and incentives available in the various jurisdictions in which the Company operates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision (benefit) in accordance with the ASC No. 740-270, “Income tax— Interim reporting”. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision (benefit) during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than- not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law.

The income tax benefits for the six months ended June 30, 2014 and 2015 were $2.0 million and $0.6 million respectively. The Company’s effective tax rates for the six months ended June 30, 2014 and 2015 were 12.6% and 2.6% respectively. The decrease of effective tax rate was mainly because the release of valuation allowances of certain subsidiaries which were expected to generate profit in the current year.

8. BORROWINGS

The Company’s bank borrowings consist of the following:

	At December 31, 2014	At June 30, 2015
Short-term	$624,871	$636,584
Long-term, current portion	29,804	17,043
Subtotal	654,675	653,627
Long-term	43,452	41,117
	$698,127	$694,744

As of December 31, 2014 and June 30, 2015, the maximum bank credit facilities granted to the Company were $842,670 and $839,980, respectively, of which, $735,786 and $729,285 were drawn down, and $106,884 and $110,695 were available as of December 31, 2014 and June 30, 2015, respectively. The available lines of credit as of June 30, 2015 are subject to annual review and renewal by the financial institutions.

As of December 31, 2014, short-term borrowings of $353,549 and long-term borrowings of $10,533 were secured by property, plant and equipment with carrying amounts of $617,468, prepaid land use right of $33,467 and accounts receivable of $12,948. As of June 30, 2015, short-term borrowings of $560,327 and long-term borrowings of $9,011 were secured by property, plant and equipment with carrying amounts of $523,320, prepaid land use right of $33,736 and accounts receivable of $10,102.

In addition, $301,774 and $292,777 of borrowings were guaranteed by personal assets of Mr. Xianshou Li, the Company's chief executive officer, and his family as of December 31, 2014 and June 30, 2015, respectively.

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a) Short-term

Interest rates for all short-term borrowings are variable for certain short-term borrowings, and are updated monthly. The weighted average interest rate of short term loans was 5.75% and 5.71% in the years ended December 31, 2014 and six months ended June 30, 2015, respectively. The borrowings are repayable within one year.

b) Long-term

Interest rates are variable for certain portions of the long-term borrowings, and are updated every three months, once a year or according to a predetermined schedule. The weighted average interest rate of long-term borrowings was 6.91% and 6.94% in the year ended December 31, 2014 and six months ended June 30, 2015, respectively.

As of June 30, 2015, the Company was in compliance with all debt covenants. Future principal repayment on the long-term bank loans are as follows:

2015	$16,483
2016	1,171
2017	33,152
2018	1,270
2019 and after	6,084
$58,160

c) Interest expense

Interest expense incurred for the six months ended June 30, 2014 and 2015 was $24,776 and $22,019 respectively, of which $248 and $nil has been capitalized in the carrying value of property, plant and equipment.

9. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	At December 31, 2014	At June 30, 2015
Payable for purchase of property, plant and equipment	$71,285	$54,382
Other payables	55,339	58,805
	$126,624	$113,187

F-16

10. WARRANT LIBILITY

In connection with the public offering of the Company’s common stock that closed on September 16, 2013, the Company issued to its underwriters, a warrant to purchase up to a total of 10,500,000 shares of common stock (35% of the shares sold in the public offering) at $6.04 per ADS (aggregate of 5,250,000 ADSs) or $3.02 per share. The option is exercisable from September 16, 2013 to September 16, 2017. There are three ways in which the Company might settle the warrant liability: i) physical delivery of Shares, ii) physical delivery of ADS (at the election of the holder) or iii) net share settlement, if unable to register the shares in the case of i and ii. Warrants are separately transferable, and the holder can choose to exercise the warrant in whole or part. The exercise price is subject to adjustment under several circumstances and also to anti-dilution adjustments. All the warrants are outstanding as of June 30, 2015.

This warrant does not trade in an active securities market, and as such, the Company estimates its fair value using the Monte Carlo Simulation as of June 30, 2015 using the following main assumptions:

As June 30,
2015
Stock price	$1.37
Exercise price	$6.04
Annual dividend yield	-%
Time to maturity	2.2
Risk-free interest rate	0.71%
Expected volatility	79.4%

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

As June 30,
2015
Beginning balance	$1,890
Warrants issued	-
Fair value change of the issued warrants included in earnings	(840)
Ending balance	$1,050

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2014	10,500,000	$3.02	2.7
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of June 30, 2015	10,500,000	$3.02	2.2

The fair value of the 10,500,000 shares underlying the warrant outstanding as of June 30, 2015 was determined using the Monte Carlo Simulation, see Footnote 5.

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11. SHARE BASED COMPENSATION

Stock Incentive Plan

There was no change in the share incentive plan or modification in the six months ended June 30, 2015. A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Options
Outstanding on January 1, 2015	7,401,800	0.74	2.31	-
Granted	575,000	0.74	5.50	-
Exercised	(750,000)	0.74	0.01	N/A
Forfeited	(1,443,000)	0.74	N/A	-
Outstanding on June 30, 2015	5,783,800	0.74	3.27	-
Vested or expected to vest at June 30, 2015	5,760,578	0.62	2.46	-
Exercisable at June 30, 2015	3,865,186	0.74	0.97	-

The fair value of each option grant is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2015	1.65%	4.5 years	174.53%	0%

The weighted average grant date fair value of options granted during six months ended June 30, 2015 was $0.64.

As of June 30, 2015, there was $2,595 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of 3.5 years.

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Restricted Share Units

A summary of the RSUs activity is as follows:

	Number of shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
RSUs
Outstanding on January 1, 2015	750,000	2.72	2.29
Granted	-	-	-
Vested	100,000	2.72	N/A
Outstanding on June 30, 2015	650,000	2.72	2.15

The RSUs are measured based on the fair market value of the underlying common stock on the dates of grant. The aggregate compensation cost for RSUs recorded under the Plan was $101 for the six months ended June 30, 2015.

As of June 30, 2015, there was $738 in total unrecognized compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.2 years.

12. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated as follows:

	For the Six Months Ended June 30,
	2014	2015
Net loss attributed to holder of ordinary shares	$(13,830)	$(20,328)
Net loss adjusted for dilutive securities	(13,830)	(20,328)
Weighted-average number of common shares outstanding-basic and diluted	203,370,722	204,275,041
Basic loss per share	$(0.07)	$(0.10)
Diluted loss per share	$(0.07)	$(0.10)

Diluted earnings per share excludes 22,915,216 and 11,792,642 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for six months ended June 30, 2014 and 2015, respectively, as their effect would have been anti-dilutive.

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2014 and June 30, 2015, there are 1,068,600 and 318,600 ordinary shares, respectively, that are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share.

13. COMMITMENTS AND CONTINGENCIES

a) Product warranties

The Company offers warranties on its products and records an estimate of the associated liabilities. Product warranty activity during the years ended December 31, 2014 and for the six months ended June 30, 2015 was as follows:

	At December 31,	At June 30,
	2014	2015
	$	$
Beginning balance	20,612	31,778
Warranty provision	13,077	4,393
Warranty cost incurred	(1,351)	(16)
Foreign exchange effect	(560)	30
Ending balance	31,778	36,185

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b) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

In June 2011, CEP Ltd., or CEP, one of our module customers, sued us in the High Court in Hong Kong for damages for breach of a sales contract. We denied CEP’s assertion and defended that the termination of the sales contract was due to CEP’s material breach of the sales contract by failure to provide a letter of credit in accordance with the sales contract. A pre-trial set in October 2013 and a five-day trial set in December 2013 were held. On April 4, 2014, the High Court of Hong Kong handed down judgment and dismissed CEP’s case. Then CEP applied for the appeal and the trail was heard before the Court of Appeal on February 11, 2015. Eventually, the judgement was handed down on March 12, 2015, and the Court of Appeal dismissed the CEP's appeal.

In November 2013, Jiangsu Shuangliang Boiler Co., Ltd., or Jiangsu Shuangliang, one of our suppliers of polysilicon equipment, filed a case with Shanghai International Economic and Trade Arbitration Commission, against Sichuan ReneSola. The arbitration involved a payment for deoxidization furnaces we bought from Jiangsu Shuangliang of approximately RMB55.7 million ($9.2 million), and a penalty of approximately RMB6.7 million ($1.1 million); and Sichuan ReneSola then filed a case to counterclaim against Jiangsu Shuangliang for the compensation of approximately RMB31.6 million ($5.2 million) in relation to the water leaking problems arising with the deoxidization furnaces Jiangsu Shuangliang sold to us. On June 30, 2015 Jiangsu Shuangliang and Sichuan ReneSola entered into a settlement agreement, in which the parties have agreed that Sichuan ReneSola shall pay RMB 36.5 million to Jiangsu Shuangliang as agreed amount of payment for purchase to settle the original aggregate purchase amount of RMB55.7 million, and this amount shall be paid by six installments by the end of 2015. On July 14, 2015 the arbitral tribunal has rendered an arbitral award in accordance with the aforementioned settlement agreement. For six months ended June 30, 2015, the Company recorded the difference between RMB55.7 million and RMB36.5 million as other operating income.

14. SEGMENT REPORTING

The Company operates two principal reportable business segments: Wafer and Cell and module. The Wafer segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and processing services. The Cell and module segment involves manufacture and sale of PV cells and modules. Revenues and expenses, generated from one solar power plant and other unallocated costs and expenses are recorded in Other. The transactions between reportable segments relate to supplier contracts for the sales of wafers and modules. These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net sales and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company's reportable segment's gross profit and the Company's consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	For the Six Months Ended June 30, 2014
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$618,851	$766,613	$5,170	$(588,562)	$802,072
-External sales	175,481	621,421	5,170	-	802,072
-Intersegment sales	443,370	145,192	-	(588,562)	-
Gross (loss) profit	$33,432	$65,242	$2,494	$(245)	$100,923

	For the Six Months Ended June 30, 2015
	Wafer	Cell and module	Other	Elimination	Total
Net sales	$488,240	$585,734	$15,405	$(471,975)	$617,404
-External sales	163,118	438,881	15,405	-	617,404
-Intersegment sales	325,122	146,853	-	(471,975)	-
Gross (loss) profit	$31,963	$47,285	$3,212	$(1,395)	$81,065

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The following table summarizes the Company’s revenues generated from each product:

	For the Six Months Ended June 30,
	2014	2015
Solar wafers	$88,251	$89,278
Service revenue from tolling arrangement	3,963	4,899
Solar modules	686,740	489,167
Solar power project	-	12,367
Power	5,848	3,086
Solar cells	2,310	7,293
Other materials	14,960	11,314
Total	$802,072	$617,404

15. SUBSEQUENT EVENTS

Subsequent to June 30, 2015, the Company obtained new financings totaling $24.6 million, which are short-term borrowings, to meet its working capital needs.

In September 2015, approximately $14.0 million par value Notes was repurchased using cash of $13.1 million.

In August 2015, the Company entered into an agreement with FS Port Farm Limited (“Foresight Group”) to sell a solar power project of 34.6MW.

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